

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2014

Via E-mail
Brandon C. Jennewine
Chief Executive Officer
Thermal Tennis, Inc.
7951 East Maplewood Avenue, Suite 328
Greenwood Village, CO 80111

> **Re:** **Thermal Tennis, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed September 4, 2014**
> **File No. 000-54476**

Dear Mr. Jennewine:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C

Preferred Stock, page 2

1. If the preferred stock may be issued otherwise than in a general public offering for cash, please state the reasons for the proposed authorization or issuance and the general effect thereof upon the rights of existing security holders such as potential dilution and anti-takeover effects. Refer to Item 1 of Schedule 14C and Item 11(d) of Schedule 14A.

2. Please furnish the information required by Item 13(a) of Schedule 14A or tell us why it's not necessary. Refer to Item 1 of Schedule 14C and Item 11(e) and the Instructions to Item 13 of Schedule 14A.

Other Modernizing Changes, page 2

3. Please revise this section to briefly summarize the reasons for and the general effect of these proposed changes to the articles of incorporation. Refer to Item 1 of Schedule 14C and Item 19 of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Terrell W. Smith, Esq.